Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 11 DATED DECEMBER 7, 2011

TO THE PROSPECTUS DATED APRIL 29, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2011 relating to our offering of 330,000,000 shares of our common stock, as supplemented by Supplement No. 6 dated September 23, 2011, Supplement No. 7 dated October 12, 2011, Supplement No. 8 dated October 20, 2011, Supplement No. 9 dated November 10, 2011 and Supplement No. 10 dated November 14, 2011. Unless otherwise defined in this Supplement No. 11, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 11 is to disclose:

•	the status of our public offering; and

•	our board of directors’ response to an unsolicited, conditional offer to acquire all of the outstanding shares of our common stock in a roll-up transaction.

Status of our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of November 30, 2011, we had received and accepted subscriptions in our offering for 45,245,151 shares of our common stock, or approximately $451,495,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of November 30, 2011, 254,754,849 shares remained available for sale to the public pursuant to our offering, excluding shares available pursuant to our DRIP. We will sell shares of our common stock in this offering until the earlier of August 24, 2012, or the date on which the maximum offering amount has been sold; provided, however, that our board of directors may extend this offering as permitted under applicable law, or we may extend this offering with respect to shares of our common stock offered pursuant to the DRIP. However, we reserve the right to terminate this offering at any time prior to such termination date.

Response to Unsolicited, Conditional Roll-Up Offer

On December 1, 2011, our board of directors received an unsolicited, conditional offer from American Realty Capital Healthcare Trust, Inc., or ARCHT, a publicly offered non-traded real estate investment trust, or REIT, to acquire all of the outstanding shares of our common stock for $9.01 per share, payable in a combination of shares of ARCHT stock and cash, which would represent a roll-up transaction for us, or the ARC Roll-Up Proposal.

ARCHT is a non-traded REIT in the early phases of its capital formation and investment stage and is a competitor of ours for raising investment capital.

On December 6, 2011, our board of directors advised ARCHT that we are in a capital formation and investment stage and are not for sale. We intend to continue our capital formation and investment activities for the foreseeable future, in accordance with our prospectus, with a view toward building long-term stockholder value.

In the past three months, we have raised an average of $31.5 million per month. Throughout 2011, we have been among the top ten programs in the non-traded REIT industry ranked according to equity capital raised, among the top seven programs for the past seven months and estimated to rank fifth for November 2011, according to R.A. Stanger & Co. Equity capital raised in November 2011 was $32.4 million, which represents a 14.5% increase over the amount of equity capital raised in October 2011 and a 119% increase over the amount of equity capital raised in January 2011. To date, we have acquired more than $430 million of healthcare-related assets, which were 97% leased with a weighted average remaining lease term of ten years as of such date; and we have under contract another $278 million in additional assets, which would bring our total portfolio to 73 buildings at an aggregate acquisition cost of approximately $708 million. Upon the closing of these pending acquisitions, we will have grown our portfolio by approximately 266% since the beginning of 2011.

The ARC Roll-Up Proposal followed an earlier written expression of interest from American Realty Capital II, LLC, an affiliate of ARCHT, to become the replacement sponsor for our offering, which we declined. This proposal was made one day after we reported that our independent directors had determined it was in the best interests of our stockholders to transition our sponsorship from Grubb & Ellis Company to a co-sponsorship arrangement with American Healthcare Investors LLC and Griffin Capital Corporation.